NO ACT

PE
2-7-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005991

March 21, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-21-11

Patrick J. Respeliers
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, MO 64106-2150

Re: Layne Christensen Company
Incoming letter dated February 7, 2011

Dear Mr. Respeliers:

This is in response to your letter dated February 7, 2011 concerning the shareholder proposal submitted to Layne by The Christopher Reynolds Foundation. We also have received a letter on the proponent's behalf dated February 14, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Timothy Smith
Senior Vice President
Director of ESG Shareholder Engagement
Walden Asset Management
One Beacon Street
Boston, MA 02108

March 21, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Layne Christensen Company
Incoming letter dated February 7, 2011

The proposal relates to majority voting.

There appears to be some basis for your view that Layne may exclude the proposal under rule 14a-8(c), which provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." In arriving at this position, we particularly note that the proponent previously submitted a proposal for inclusion in the company's proxy materials with respect to the same meeting. We further note that the proponent submitted the proposal after being advised that the company had substantially implemented the previously submitted proposal. Accordingly, we will not recommend enforcement action to the Commission if Layne omits the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Walden Asset Management
Investing for social change since 1975

February 14, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Layne Christensen Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposals Submitted by
The Christopher Reynolds Foundation

Ladies and Gentlemen:

This letter is submitted on behalf of Walden Asset Management's client, The Christopher Reynolds Foundation in response to a February 7, 2011 No Action request submitted by Patrick Respeliers of Stinson Morrison Hecker on behalf of their client Layne Christenson Company ("Layne").

The Layne letter challenges the resolution filed by the Reynolds Foundation seeking a majority vote for Director elections and requests a No Action response by the SEC staff.

As we know, the Majority Vote for Directors issue has been an increasingly important corporate governance reform over the last five years now embraced by a significant majority of Fortune 500 companies. Investors regularly cast ballots resulting in over 50% votes seeking this reform.

Since in the past several years, Layne has faced some high No votes against some of its Directors, as well as a 60% vote last year in favor of a Walden Asset Management resolution seeking a corporate responsibility report, it is understandable that Layne would seek to block this governance reform from appearing on its proxy for a vote by shareowners.

This is not mere governance theory for Layne, it is a very urgent and present request for a governance reform being presented for a vote by investors.

A Division of Boston Trust & Investment Management Company

One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

The Layne No Action request is based on the argument that the proponent filed one resolution, withdrew it, and then followed up with another resolution (the Majority Vote for Directors resolution).

The Layne letter unfortunately raises a question of competence regarding the Layne Christensen Corporate Secretary's Office (or perhaps their intentional attempt to deceive) when it states that it could not find the letter of withdrawal of the earlier staggered board resolution, despite it being mailed and emailed several times.

However, the Layne letter moves on from that confusion and simply argues that the majority vote resolution "violates the one proposal limitation."

The facts of the matter are as follows and are similar to those listed by Mr. Respeliers.

Indeed the Reynolds Foundation did file a repeal of the staggered board resolution received by the company on September 14, 2010. When notified in a cryptic email from Layne's Secretary and General Counsel Steve Crooke on September 20, 2010 that annual election of directors was in place ("Tim, what is up with the staggered board proposal? We eliminated the staggered board years ago"), the Reynolds Foundation admitted their error and withdrew that resolution on September 21, 2010.

It is important to note that this exchange took place between the Layne and the proponent and the SEC was not informed or involved in any way e.g. no No Action request was filed with the SEC by Layne.

The Reynolds Foundation has been involved in numerous governance issues over the years and had several concerns with Layne. Therefore, they moved expeditiously and on September 24, 2010 filed the Majority Vote Proposal.

To be clear, there were never two resolutions filed by the proponent at the same time, one was withdrawn on September 21, 2010 and on September 30, 2010 the second resolution regarding Majority Vote was filed.

We believe the 2010 EMC Corporation No Action letter response is virtually identical to the Layne situation. In fact, the Unitarian Universalist Association is also a client of Walden Asset Management and as such we worked together on the letter to the SEC in response to EMC. I should note that EMC filed an appeal with the Commission seeking to overturn the staff ruling but with no success.

Indeed the EMC and Layne situation are remarkably similar. Both companies received a proposal from a proponent that was submitted erroneously. Both companies alerted the proponent to the fact that the proposal was unnecessary and it was withdrawn. Subsequently both proponents submitted a different proposal for action.

I do not believe the Layne letter clearly distinguishes the two circumstances.

In the January 22, 2010 letter to the SEC by Timothy Brennan, Treasurer of the Unitarian Universalist Association, in response to the EMC challenge, he stated "The first resolution was withdrawn and a second resolution subsequently filed. Thus there can be no violation of the "one proposal" rule since two proposals do not exist and there was no attempt to put two proposals on the proxy." "If an investor filed a resolution in June after the stockholder's meeting and decided to withdraw it in July, then subsequently decided to file a resolution on a different topic in September, should it be disallowed? We do not read the SEC rule or understand the history of the rule to prevent an investor from submitting different proposals at different times after withdrawing the first,

"The goal of the rule is clear. It is to prohibit one investor from submitting multiple proposals for inclusion in the proxy in one year. That is clearly and fairly under the rule and prevents cluttering the proxy with several proposals from one investor."

"To summarize, the UUA did not exceed the "One Proposal Limit." Our desire was only to have one proposal appear in the proxy and thus the first resolution was withdrawn almost immediately after being filed and the resolution on a separate unconnected issue was timely filed", Mr. Brennan concludes.

In short, we believe that the Layne letter attempts to keep the Majority Vote Proposal off the proxy even though it was properly filed and there was never a moment when two resolutions were before the company at the same time. The first was voluntarily withdrawn and a second separate governance reform was submitted.

Thus, on behalf of the proponent, we do not believe the case has been made that the resolution on Majority Voting can be omitted.

If the staff has any questions feel free to contact me at 617-726-7155 (tsmith@bostontrust.com).

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

Cc: Steve Viederman, The Christopher Reynolds Foundation
Steve Crooke, Layne Christensen Company
Patrick Respeliers, Stinson Morrison Hecker (prespeliers@stilmson.com)



STINSON MORRISON HECKER LLP

Patrick J. Respeliers
816.691.2411 DIRECT
816.412.8174 DIRECT FAX
prespeliers@stinson.com

February 7, 2011

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Layne Christensen Company
Securities Exchange Act of 1934 – Rule 14a-8
Exclusion of Shareholder Proposals Submitted by The Christopher Reynolds Foundation

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Layne Christensen Company ("Layne"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On September 30, 2010, Layne received the following shareholder proposal, dated September 24, 2011, submitted by The Christopher Reynolds Foundation (the "Proponent") requesting adoption of a majority vote requirement for election of Layne's directors (the "Majority Voting Proposal") for inclusion in Layne's proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials"):

> RESOLVED: the shareowners of Layne Christensen hereby request that the Board of Directors initiate the appropriate process to amend Layne Christensen's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

As discussed in greater detail below, the Majority Voting Proposal is the second shareholder proposal submitted by the Proponent for inclusion in the 2011 Proxy Materials, and Layne accordingly believes the Majority Voting Proposal may be excluded pursuant to Rule 14a-8(c). The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action to the Commission if Layne excludes the Majority Voting Proposal from its 2011 Proxy Materials.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008), on behalf of Layne, we are submitting this letter, which attaches the Majority Voting Proposal as Exhibit A and includes an explanation of the individual bases on which Layne believes it may exclude the Majority Voting Proposal, to the Commission via electronic mail at shareholderproposals@sec.gov in lieu of providing six paper copies pursuant to Rule 14a-8(j). Also attached as Exhibit B to this letter are copies of all other correspondence between Layne, the Proponent and the Proponent's asset manager, Walden Asset Management ("Walden") related to the Majority Voting Proposal. For ease of readability, we have removed from e-mails company legends and duplicative e-mail chains; we have also redacted portions of the e-mails that deal with other unrelated shareholder proposals submitted by Walden. Additionally, in accordance with Rule 14a-8(j), a copy of this submission is being mailed and electronically mailed simultaneously to the Proponent, and we are taking this opportunity to remind the Proponent, in accordance with Rule 14a-8(k) and Section E of Staff Legal Bulletin No. 14D (November 7, 2008), that if the Proponent submits correspondence to the Commission or the Staff with respect to the Majority Voting Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Layne.

Layne intends to file its definitive 2011 Proxy Materials with the Commission on or about May 5, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted to the Commission no later than 80 calendar days before Layne intends to file its definitive 2011 Proxy Materials.

I. Background

On September 14, 2010, Layne received a shareholder proposal dated September 10, 2010, submitted by the Proponent relating to declassification of Layne's board of directors (the "Declassification Proposal") for inclusion in the Company's 2011 Proxy Materials. The Declassification Proposal was submitted by Walden on behalf of the Proponent, which is a client of Walden.

The Declassification Proposal had already been implemented by Layne over four years ago. In June 2006, Layne filed a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware to eliminate Layne's classified board of directors and to provide for the annual election of all directors beginning at the 2009 annual meeting of stockholders. Stockholder approval was required of the amendment, and as indicated by Layne's Form 10-Q for the quarter ended July 31, 2006, the amendment was approved at the 2006 annual meeting of stockholders. This amendment provided for a process of phasing out the director classes. Under this phase-out process, those directors previously elected to three-year terms would complete their current terms, and thereafter would be eligible for re-election for one-year terms, resulting in complete declassification beginning with Layne's 2009 annual meeting of stockholders. As a result, Layne was entitled to exclude the Declassification Proposal under Rule 14-8(i)(10).

On September 20, 2010, Layne's Secretary and General Counsel, Steve Crooke, notified Walden's Senior Vice President, Timothy Smith, via e-mail that the Declassification Proposal had already been implemented and that the board of directors was no longer classified. Upon being notified of this fact, Mr. Smith acknowledged by e-mail to Mr. Crooke on September 21, 2010 that the Declassification Proposal was not a proper proposal for Layne and that he would "raise it with the Reynolds Foundation right away".

On September 30, 2010, Layne received a second proposal dated September 24, 2010 from the Proponent (the Majority Voting Proposal). Layne twice requested (once in October and once in November) that the Proponent formally withdraw the Declassification Proposal. In response to Mr. Crooke's November follow-up e-mail, Mr. Smith indicated in an e-mail to Mr. Crooke on November 9, 2010 that a letter withdrawing the Declassification Proposal had been submitted to Layne during the same week the Majority Voting Proposal was submitted; however, Layne has not been able to locate a copy of this original letter. In an attempt to avoid consuming Staff resources through the no-action letter process, Layne delivered a letter to the Proponent on January 13, 2011 requesting (i) written confirmation that the Declassification Proposal had been formally withdrawn and (ii) the withdrawal of the Majority Voting Proposal for the reasons set forth in this letter.

On January 13, 2011, Mr. Smith acknowledged that the Declassification Proposal did not need to be included in Layne's 2011 Proxy Materials and forwarded to Layne a copy of the Proponent's September 21, 2010 withdrawal letter. Since the Proponent has withdrawn the Declassification Proposal, Layne is not requesting the Staff to take any action with respect to this shareholder proposal.

Mr. Smith then subsequently sent an e-mail to Mr. Crooke expressing his view that the Majority Voting Proposal was not excludable under Rule 14a-8(c) based on the *EMC Corporation* (Feb. 26, 2010) no-action letter.

II. Layne may exclude the Majority Voting Proposal under Rule 14a-8(c) because it violates the one proposal limitation.

As noted above, the Proponent submitted the Declassification Proposal and only after being notified by Layne that the Declassification Proposal had already been implemented by Layne did it withdraw the proposal and submit the Majority Voting Proposal as a second shareholder proposal. The Staff has a long history in granting no-action relief in situations similar to Layne's: where a shareholder submits an improper proposal and in response to being notified of such defect by the issuer, the shareholder submits a second proposal.

In *Beverly Enterprises, Incorporated* (Feb. 7, 1991), a shareholder submitted a proposal, dated September 1, 1990, relating to an amendment to Beverly's bylaws. Beverly notified the proponent in a letter dated September 28, 1990 that such amendment had already been made and that the shareholder proposal would not appear in Beverly's proxy materials. Pursuant to a letter dated October 26, 1990, the proponent withdrew the original proposal and submitted in its place a proposal relating to confidential balloting. In its no-action letter requests to the Commission, Beverly sought to exclude the first proposal on the basis of mootness pursuant to Rule 14a-8(c)(10) (the predecessor to Rule 14a-8(i)(10)) and to exclude the second proposal on the basis of more than one submission pursuant to Rule 14a-8(a)(4) (the predecessor to Rule 14a-8(c)). In reaching this conclusion:

> The staff particularly note[d] that the Company advised the Proponent that the subject of the September 1, proposal had been rendered moot. We further note that after being advised that the Company had, within the meaning of rule 14a-8(c)(10), "substantially implemented" the September 1, proposal, the Proponent withdrew that proposal and submitted the October 26, proposal which involved another matter. Under these circumstances, the Division will not recommend enforcement action to the Commission if the October 26, proposal is omitted from the Company's proxy materials.

These are the same facts with respect to the Majority Voting Proposal. It is our opinion that the Staff has consistently followed this position for the past twenty years. *See also Anheuser-Busch Companies, Inc.* (Jan. 17, 2007) and *Dow Chemical Co.* (Mar. 2, 2006).

In his January14, 2011 e-mail, Mr. Smith asserts that the Staff reversed this long standing position last year in the *EMC Corporation* no-action letter. However, we think the facts in the *EMC Corporation* no-action letter request are distinguishable from those related to the Majority Voting Proposal and the no-action letters cited above and that *EMC Corporation* does not represent a departure from the Staff's prior no-action letters. In the *EMC Corporation* no-action letter request, the proponent inadvertently sent to EMC Corporation a proposal intended for a different company, withdrew the first proposal on its own initiative and simultaneously submitted another proposal. At no time before the EMC proponent withdrew the first proposal had it been notified by EMC Corporation that the first proposal was an improper proposal that was excludable under Rule 14a-8.

We believe this is a key distinguishing fact and one that the EMC proponent highlighted in its correspondence with the Staff. In Layne's situation, the Proponent did not attempt to withdraw the Declassification Proposal and submit the replacement Majority Voting Proposal until after it had been notified that the Declassification Proposal had already been implemented. Further, it is clear that the Proponent was unaware that the Declassification Proposal was an improper proposal until after Layne had notified Mr. Smith. The Proponent stated in its withdrawal letter: "Tim Smith has brought to my attention that Layne Christensen has adopted annual election of directors and this policy is in place. Therefore, I am pleased to withdraw the shareholder proposal on annual election of directors since it is unnecessary".

Layne believes the exclusion of the Majority Voting Proposal, consistent with the precedent under *Beverly Enterprises,* has a sound basis in policy. Clearly, Layne could have waited until the deadline for submitting shareholder proposals under Rule 14a-8(e) had passed and then immediately submitted a request to the Staff for no-action relief with respect to the Declassification Proposal. If Layne had done so, then any subsequent replacement proposal (such as the Majority Voting Proposal), if submitted, would have been excludable under Rule 14a-8(e) for untimeliness. Instead, in an effort to resolve the Declassification Proposal in an efficient and expeditious manner and seeking to avoid the need to involve the Staff, Layne notified the Proponent that its proposal had already been substantially implemented. Denying Layne's request for no-action relief and reversing the Staff's long-standing position in *Beverly Enterprises* would have the effect of encouraging such behavior by issuers faced with similar situations in the future.

IV. Conclusion

For the reasons set forth herein, Layne respectfully requests the Staff's concurrence that it will not recommend enforcement action against Layne if Layne omits the Majority Voting Proposal in its entirety from the 2011 Proxy Materials. If the Staff preliminarily determines not to grant the requested no-action position, we respectfully request the opportunity to discuss the Staff's views before the determination is finalized.

Layne requests that the Staff e-mail a copy of its determination of this matter to the undersigned at prespeliers@stinson.com or fax a copy of its determination of this matter to the undersigned at (816) 412-8174.

If the Staff has any questions with respect to this no-action request or desires additional information, please do not hesitate to contact the undersigned at (816) 691-2411 or Steve Crooke, Layne's Secretary and General Counsel at (913) 677-6864.

Sincerely,

STINSON MORRISON HECKER LLP



Patrick J. Respeliers

Enclosures

cc: Steve Crooke, Layne Christensen Company

Stephen Viederman, The Christopher Reynolds Foundation

Timothy Smith, Walden Asset Management

Exhibit A

MAJORITY VOTE FOR DIRECTORS

RESOLVED: the shareowners of Layne Christensen hereby request that the Board of Directors initiate the appropriate process to amend Layne Christensen's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

A plurality vote standard shall be retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT

Accountability by the Board of Directors is vitally important to investors. This proposal would remove a plurality vote standard for uncontested elections that effectively disenfranchises shareowners and eliminates a meaningful shareowner role in uncontested director elections.

Under the company's current voting system, a director nominee may be elected with as little as his or her own affirmative vote because "withheld" votes have no legal effect. In short, a Director can be elected even if 70% or 80% of the shares are voted against their election. This scheme deprives shareowners of a necessary tool to hold Directors accountable, because it makes it impossible to defeat director nominees since they are automatically elected. Conversely, a majority voting policy allows shareowners to actually vote "for" and "against" candidates in a meaningful election.

For these reasons, a substantial number of companies voluntarily have adopted this form of majority voting. In fact, more than 70% of the companies in the S&P 500 have adopted majority voting for uncontested director elections. We believe our company should join the growing number of companies that have adopted a majority voting standard requiring incumbent directors who do not receive a favorable majority vote to submit a letter of resignation and not continue to serve unless the Board declines the resignation and publicly discloses its reasons for doing so.

Many institutional investors are urging companies to adopt majority voting. For example, in August 2010 the State Board of Administration of Florida wrote several hundred companies letters stating "we stress the opportunity for companies of all sizes to make the transition to majority voting as quickly as possible." And the Council of Institutional Investors has written companies where a director failed to win majority support raising their concern about implications for governance.

Majority voting in director elections empowers shareowners to cast a meaningful vote on directors who might be perceived as not fulfilling their director role properly. Incumbent board members serving in a majority vote system are aware that shareowners actually have the ability to determine whether a director remains in office. The power of majority voting therefore heightens director accountability by raising the threat of a loss of majority support.

We believe that corporate governance procedures and practices and the level of accountability they impose, are closely related to financial performance. Therefore we invite shareholders to join in requesting that the Board of Directors promptly adopt the majority voting standard.

We believe that Layne Christensen's shareowners will substantially benefit from the increased accountability of incumbent directors.

Exhibit B

The Christopher Reynolds Foundation

Correspondence to:

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

September 10, 2010

Mr. Steven F. Crooke
Corporate Secretary
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear. Mr. Crooke,

The Christopher Reynolds Foundation owns 225 shares of Layne Christensen and are pleased to be a shareholder in the company.

The Reynolds Foundation is one of a growing number of investors who believe good governance is good for long term shareowner value. Conversely, we believe that companies with governance practices that make Boards less accountable to their investors lead to less responsiveness on a range of issues.

Thus we are strong proponents of asking companies to adopt best practices in governance along with leadership on issues like the environment and corporate responsibility.

We are filing this resolution urging annual election of directors which we hope will stimulate thinking by the Board of Directors. We believe Layne Christensen should end its staggered board election process.

The Christopher Reynolds Foundation has continuously owned more than $2000 worth of shares of Layne Christensen common stock for over one year and will be holding the requisite number of shares through next year's annual meeting which we plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

We are filing with our 225 Layne Christensen shares for inclusion in the 2011 proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are beneficial owner of these shares as defined in Rule 13d-3 of the Act. The resolution will be presented in accordance with the SEC rules by us or by our proxy.

We also have been supportive of Walden Asset Management's proposal to Layne Christensen to do a sustainability report. Walden is our investment manager and we work closely with them on these issues. I am sure they would be pleased to be part of any dialogue the company may wish to have.

We look forward to Layne Christensen's acknowledgment and response.

Sincerely yours,



Stephen Viederman
Finance Committee

Ccs. Andrea Panaritis, Executive Director <panaritis@creynolds.org
John Boettiger, Board Member and Finance Chair
Tim Smith <tsmith@bostontrust.com

Annual Election of Directors

BE IT RESOLVED, that the sharowners of Layne Christensen request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual election of directors, whereby directors would be elected annually and not by classes. This declassification policy can be phased in so that it does not affect the unexpired terms of directors.

Supporting Statement

We believe accountability by the Board of Directors is vitally important to shareowners of the Company. Thus we are sponsoring this shareowner proposal which, as implemented, would reorganize the election of the Board so that each director stands for re-election by shareowners each and every year.

This would eliminate Layne Christensen's so-called "classified board," whereby the trustees are divided into three classes, each serving a three-year term. Under the current structure, shareowners can only vote to elect one third of the Board each year.

Many institutional investors also believe that corporate governance policies and practices, and the level of accountability they create, are closely related to financial performance. It seems intuitive that when directors are accountable for their actions, they perform better.

In our opinion, the classified structure of the board is not in shareholders' best interest because it reduces accountability to shareholders. Annual election of directors gives shareowners the power to replace a poorly functioning Director, or replace a majority of directors, if a situation arises warranting such drastic action. We don't believe declassifying the board would destabilize Layne Christensen in any way or affect the continuity of director service.

Increasingly, major corporations are adopting this governance change. In 2010 over 70% of S & P 500 companies had annual elections of board members.

In addition, shareholder resolutions requesting annual elections regularly receive votes of over 50%. In 2009 the average vote was 68%, and in 2010 the average vote was 58% in favor of resolutions with 30 votes over 50% indicating strong investor support.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for declassification. These management backed sponsored resolutions seeking annual elections regularly receive votes in the 90% plus range. This is clearly a trend with companies as they strive to adopt best governance practices.

A staggered Board has been found to be one of six entrenching mechanisms that are negatively correlated with company performance. (See "What Matters in Corporate Governance?" Lucian Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005.)

Shareowners support excellent corporate governance and believe that it affects shareowner value. If Layne Christensen were to take the steps necessary to declassify its Board as requested in this resolution, it would be a strong statement that Layne Christensen is committed to good corporate governance and is listening to its investors.

If passed and implemented, shareowners would have the opportunity to register their views at each annual meeting on the performance of the Board as a whole and of each trustee as an individual.

From: Steve F. Crooke
Sent: Monday, September 20, 2010 4:40 PM
To: Smith, Timothy
Subject: RE: some interesting background analysis

Tim, [Redacted]

Also, what is up with the staggered board proposal? We eliminated the staggered board years ago??

Steve

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Tuesday, September 21, 2010 7:52 AM
To: Steve F. Crooke
Subject: FW: Re: 2010 Layne Christensen Proxy Report

Dear Steve, thank you for your quick email response yesterday. [Redacted]

You are absolutely right about the misdirected Staggered Board resolution . There is clearly no need for it. I will raise it with the Reynolds foundation right away. I do know they have other Governance concerns about the company.

[Redacted]

Timothy Smith
Senior Vice President
Environment, Social and Governance Group
Walden Asset Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

The Christopher Reynolds Foundation

Correspondence to:
Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
SEP 30 2010
LAYNE LEGAL

September 24, 2010

Mr. Steven F. Crooke
Corporate Secretary
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear. Mr. Crooke,

The Christopher Reynolds Foundation owns 225 shares of Layne Christensen and is pleased to be a shareholder in the company.

The Reynolds Foundation is one of a growing number of investors who believe good governance is good for long term shareowner value. Conversely, we believe that companies with governance practices that make Boards less accountable to their investors lead to less responsiveness on a range of issues.

Thus we are strong proponents of asking companies to adopt best practices in governance along with leadership on issues like the environment and corporate responsibility. This includes our belief that all companies should have a policy for majority vote for Directors.

We are filing this resolution urging majority vote on directors which we hope will stimulate thinking by the Board of Directors.

The Christopher Reynolds Foundation has continuously owned more than $2000 worth of shares of Layne Christensen common stock for over one year and will be holding the requisite number of shares through next year's annual meeting which we plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

We are filing with our 225 Layne Christensen shares for inclusion in the 2011 proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are beneficial owner of these shares as defined in Rule 13d-3 of the Act. The resolution will be presented in accordance with the SEC rules by us or by our proxy.

We also have been supportive of Walden Asset Management's proposal to Layne Christensen to do a sustainability report. Walden is our investment manager and we work closely with them on these issues. I am sure they would be pleased to be part of any dialogue the company may wish to have.

We look forward to Layne Christensen's acknowledgment and response.

Sincerely yours,



Stephen Viederman
Finance Committee

Ccs. Andrea Panaritis, Executive Director <panaritis@creynolds.org
John Boettiger, Board Member and Finance Chair
Tim Smith <tsmith@bostontrust.com

MAJORITY VOTE FOR DIRECTORS

RESOLVED: the shareowners of Layne Christensen hereby request that the Board of Directors initiate the appropriate process to amend Layne Christensen's articles of incorporation and/or bylaws to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

A plurality vote standard shall be retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT

Accountability by the Board of Directors is vitally important to investors. This proposal would remove a plurality vote standard for uncontested elections that effectively disenfranchises shareowners and eliminates a meaningful shareowner role in uncontested director elections.

Under the company's current voting system, a director nominee may be elected with as little as his or her own affirmative vote because "withheld" votes have no legal effect. In short, a Director can be elected even if 70% or 80% of the shares are voted against their election. This scheme deprives shareowners of a necessary tool to hold Directors accountable, because it makes it impossible to defeat director nominees since they are automatically elected. Conversely, a majority voting policy allows shareowners to actually vote "for" and "against" candidates in a meaningful election.

For these reasons, a substantial number of companies voluntarily have adopted this form of majority voting. In fact, more than 70% of the companies in the S&P 500 have adopted majority voting for uncontested director elections. We believe our company should join the growing number of companies that have adopted a majority voting standard requiring incumbent directors who do not receive a favorable majority vote to submit a letter of resignation and not continue to serve unless the Board declines the resignation and publicly discloses its reasons for doing so.

Many institutional investors are urging companies to adopt majority voting. For example, in August 2010 the State Board of Administration of Florida wrote several hundred companies letters stating "we stress the opportunity for companies of all sizes to make the transition to majority voting as quickly as possible." And the Council of Institutional Investors has written companies where a director failed to win majority support raising their concern about implications for governance.

Majority voting in director elections empowers shareowners to cast a meaningful vote on directors who might be perceived as not fulfilling their director role properly. Incumbent board members serving in a majority vote system are aware that shareowners actually have the ability to determine whether a director remains in office. The power of majority voting therefore heightens director accountability by raising the threat of a loss of majority support.

We believe that corporate governance procedures and practices and the level of accountability they impose, are closely related to financial performance. Therefore we invite shareholders to join in requesting that the Board of Directors promptly adopt the majority voting standard.

We believe that Layne Christensen's shareowners will substantially benefit from the increased accountability of incumbent directors.

14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107


RECEIVED
OCT 22 2010
LAYNE - LEGAL

MorganStanley
SmithBarney

October 18, 2010

Mr. Steven F. Crooke
Corporate Secretary
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear Mr. Crooke,

Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.

We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 225 shares of Layne Christensen Company common stock. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of Layne Christensen Company and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (a) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Layne Christensen Company.

Sincerely,

Susan A. Cook
Financial Advisor
Morgan Stanley Smith Barney
14850 N. Scottsdale Road Suite 600
Scottsdale, AZ 85254
480-922-7800

From: Steve F. Crooke [mailto:sfcrooke@laynechristensen.com]
Sent: Tuesday, October 26, 2010 11:46 AM
To: Cook, Susan (Branch 250)
Cc: Respeliers, Patrick
Subject: Christopher Reynolds Foundation

Susan — as General Counsel for Layne Christensen Company, I received your letter of October 18 in support of the Christopher Reynolds Foundation shareholder proposal to have Layne eliminate its staggered board.

Layne eliminated the staggered board a few years ago and we are wondering why the proposal was made. Do you have time to discuss with me sometime today or tomorrow?

Steve

Steven F. Crooke
Senior Vice President — General Counsel
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205
Phone: 913/677-6864

From: Cook, Susan [Susan.Cook@morganstanleysmithbarney.com]
Sent: Wednesday, October 27, 2010 8:49 AM
To: Steve F. Crooke
Cc: Respeliers, Patrick
Subject: RE: Christopher Reynolds Foundation

Dear Steve,

I will forward your e-mail to the Christopher Reynolds Foundation as I have no authority to speak with you.

My generic Morgan Stanley compliance approved letter to you simply stated "ownership" of shares in Lane Christènsen per a request from the Foundation.

Kind regards,

Susan A. Cook
Financial Advisor
Morgan Stanley Smith Barney
14850 N. Scottsdale Road Suite 600
Scottsdale, AZ 85254
480-922-7854
877-355-0148
480-922-7878 FAX
susan.cook@mssb.com

From: Steve F. Crooke [mailto:sfcrooke@laynechristensen.com]
Sent: Tuesday, November 09, 2010 4:19 PM
To: Smith, Timothy
Subject: 2010 Layne Christensen Proxy Report

Tim — have you had any luck in your discussions with the Reynolds Foundation on withdrawing the staggered board proposal?

Steve

913/677-6864

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Tuesday, November 09, 2010 3:22 PM
To: Steve F. Crooke
Subject: RE: 2010 Layne Christensen Proxy Report

Yes, you got the withdrawal letter and a new resolution the week we talked. So it is officially withdrawn and in its place a resolution was filed on majority vote for directors.

Do you have that in hand?

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Tuesday, November 09, 2010 3:23 PM
To: Steve F. Crooke
Subject: FW: Re: Layne Christensen – Reynolds Foundation Cover Letter & Resolution (Majority Vote)
Attachments: layn – reynolds majority vote cover letter.doc; layn – majority vote resolution.doc

Here is the resolution they filed instead of staggered board [copy of Majority Voting Proposal was attached]

Timothy Smith
Senior Vice President
Environment, Social and Governance Group
Walden Asset Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

From: Carla J. Ginardi [mailto:CJGinardi@laynechristensen.com]
Sent: Thursday, January 13, 2011 4:23 PM
To: FISMA & OMB Memorandum M-07-16 ***
Cc: Smith, Timothy; Steve F. Crooke
Subject: STOCKHOLDER PROPOSALS FOR LAYNE CHRISTENSEN COMPANY'S 2011 PROXY STATEMENT
Importance: High

Please see attached letter from Steve Crooke which was sent out to you today by FedEx.

Thank you.

Carla J. Ginardi
Legal Administrative Assistant to Steven F. Crooke
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205
Phone: 913-677-6871
Fax: 913-362-8823
Email: cjginardi@laynechristensen.com

Layne Christensen Company
1900 Shawnee Mission Parkway • Mission Woods, Kansas 66205 • (913) 362-0510 • Fax: (913) 362-8823

STEVEN F. CROOKE
Senior Vice President,
General Counsel and Secretary

January 13, 2011

FEDEX

Mr. Stephen Viederman
The Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposals for Layne Christensen Company's 2011 Proxy Statement

Dear Mr. Viederman:

The purpose of this letter is to request The Christopher Reynolds Foundation (the "Foundation") to withdraw both of the Stockholder proposals that have been submitted to Layne Christensen Company ("Layne") for inclusion in its 2011 proxy statement.

On September 14, 2010, Layne received a Stockholder proposal from the Foundation dated September 10, 2010, requesting the Board of Directors of Layne to take the necessary steps to declassify Layne's Board of Directors and provide for the annual election of directors (the "Declassification Proposal"). The Declassification Proposal was submitted along with another proposal that was sent to Layne on the same day by Timothy Smith, Senior Vice President of Walden Asset Management ("Walden"), the asset manager for the Foundation.

After Layne received the Declassification Proposal, I notified Mr. Smith that the Declassification Proposal had already been implemented and that Layne's Board of Directors was no longer classified. Upon being notified of this fact, Mr. Smith acknowledged by email on September 21, 2010, that the Declassification Proposal was not a proper proposal for Layne and that he would "raise it with the Reynolds Foundation right away." I requested on at least two occasions (once in October and once in November) that the Foundation formally withdraw the Declassification Proposal. Mr. Smith indicated in an email to me on November 9, 2010, that a letter withdrawing the Declassification Proposal had been submitted to Layne during the same week the Majority Voting Proposal discussed below was submitted. However, I have been unable to locate a copy of this letter in our files. The Declassification Proposal is clearly excludable under Rule 14a-8(i)(10) of the Securities Exchange Act of 1934 (the "Exchange Act") since it has already been implemented.

Following my notification to Mr. Smith, as the investment manager of the Foundation, that the Declassification Proposal was improper, the Foundation submitted a second proposal on September 24, 2010, requesting that the Board of Directors initiate the appropriate process to amend Layne's articles of incorporation and/or bylaws to provide that director nominees be elected by the affirmative vote of the majority of votes cast at an annual meeting of Stockholders (the "Majority Voting Proposal").

The submission of the Majority Voting Proposal after the Declassification Proposal violates the one proposal limit contained in Rule 14a-8(c) of the Exchange Act and is therefore excludable by Layne from its 2011 proxy statement. The Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") has consistently taken the position that if a Stockholder submits an improper proposal and in response to being notified of such defect by the issuer, submits a second proposal, both proposals may be excluded from the issuer's proxy statement: the first on the grounds that it is not a proper proposal and the second on the grounds that it violates the one proposal limit. See, for example, the no-action letters *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007), *Dow Chemical Co.* (Mar. 2, 2006) and *Beverly Enterprises, Inc.* (Feb. 7, 1991).

I would like to avoid the time and expense of preparing and submitting a no-action letter request to the Staff of the SEC to exclude both proposals. Therefore, I would appreciate it if the Foundation would (i) confirm in writing that it has already withdrawn the Declassification Proposal and (ii) voluntarily withdraw the Majority Voting Proposal. If Layne does not receive such confirmation and withdrawal from the Foundation by January 31, 2011, Layne intends to submit a no-action letter request to the Staff of the SEC seeking to exclude both proposals from its 2011 proxy statement on the bases of Rules 14a-8(i)(10) and 14a-8(c), respectively.

Sincerely,



Steven F. Crooke,
Senior Vice President and General Counsel

SFC/cg

cc: Timothy Smith
Senior Vice President
Walden Asset Management

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Thursday, January 13, 2011 3:30 PM
To: Carla J. Ginardi;FISMA & OMB Memorandum M-07-16 ***
Cc: Steve F. Crooke
Subject: RE: STOCKHOLDER PROPOSALS FOR LAYNE CHRISTENSEN COMPANY'S 2011 PROXY STATEMENT

Thank you for this letter. Steve, a call would have sufficed. I have sent you a copy of the Reynolds withdrawal letter re. annual election of directors twice and will do so again for your records. We all agree the resolution is moot and unnecessary.
The majority vote for directors however is timely and very to the point. Can we assume the board is discussing this issue at an upcoming meeting?

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

From: Smith, Timothy [tsmith@bostontrust.com]
Sent: Thursday, January 13, 2011 3:35 PM
To: Steve F. Crooke; Carla J. Ginardi
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Re: Layne Christensen - Reynolds Foundation Withdrawal Letter
Attachments: layn - reynolds withdrawal letter 9-21-10.pdf

Here is a copy of the Sept letter sent withdrawing the resolution. Carla can you please confirm receipt of this? We agree that a letter to the SEC is a waste of company resources.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

The Christopher Reynolds Foundation
Correspondence to:
Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

September 21, 2010

Mr. Steven F. Crooke
Corporate Secretary
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, KS 66205

Dear. Mr. Crooke,

Tim Smith has brought to my attention that Layne Christensen has adopted annual election of directors and this policy is in place.

Therefore, I am pleased to withdraw the shareholder proposal on annual election of directors since it is unnecessary.

We do have other governance concerns with Layne Christensen including the need for majority vote for directors and our belief that the company should hold annual votes on executive compensation (Say on Pay).

I will communicate with you on those issues in October.

Sincerely yours,



Stephen Viederman
Finance Committee

Cc: Tim Smith, Walden Asset Mangement

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Friday, January 14, 2011 8:18 AM
To: Carla J. Ginardi; Steve F. Crooke
Cc: FISMA & OMB Memorandum M-07-16 ***
Subject: RE: STOCKHOLDER PROPOSALS FOR LAYNE CHRISTENSEN COMPANY'S 2011 PROXY STATEMENT

One further comment on the argument you make in your letter re. the need to withdraw the resolution on majority voting since it violates "the one proposal rule"
I am afraid you are in error. The SEC has allowed a proponent to withdraw one resolution before the filing date and file a different resolution. Most recently EMC argued the same point re. a resolution sponsored by the Unitarian Universalist Association last year. The proponent submitted one resolution in error, withdrew it and submitted another resolution. Even though EMC filed a No Action request and then went to the extraordinary step of appealing the initial ruling, the SEC allowed the proponent's second resolution to stand.
I expect the result would be the same.
Steve, as I have stated a dozen times, Walden and other proponents are more than willing to talk about these issues yet your office seems unwilling to even hold a modest conversation about the issues on the table. So let me re-open the appeal to have a conversation .

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com